Exhibit 99.1

Abcam plc Statement on Dr. Jonathan Milner’s Announcement

CAMBRIDGE, England & WALTHAM, Mass., September 14, 2023 – Abcam plc (Nasdaq: ABCM) (“Abcam” or the “Company”), notes today’s announcement by Dr. Jonathan Milner. The Company considers it surprising that Dr. Milner has taken active steps to oppose the deal without reviewing the full details in the Scheme Circular to be published in connection with the proposed acquisition of all of the outstanding shares of Abcam by Danaher Corporation (“Danaher”) for $24.00 per share in cash (the “Transaction”), which appears to be an attempt to create confusion for shareholders ahead of voting on the Transaction. The Scheme Circular will be published in the coming weeks, in line with the Company’s disclosure obligations and following the appropriate process with the High Court of Justice in England and Wales. The information provided within the Scheme Circular will ensure all shareholders are provided with the complete details related to the Transaction including reasons and background to the Board recommendation, Lazard and Morgan Stanley’s advice to the Board, and the process followed. The Company looks forward to engaging with all shareholders following publication of the Scheme Circular.

The acquisition of Abcam by Danaher was unanimously approved and recommended by the Board of Directors of Abcam following a thorough, competitive and comprehensive sales process, which engaged over 30 counterparties, including more than 20 potential strategic acquirers, leading to multiple bidders. All bidders were given access to the same financial information, consistent with the information the Company has made public. After receiving offers from multiple bidders, Danaher’s all cash offer of $24.00 was the highest and best price. The Company believes the recommended all cash offer provides value maximization and certainty of outcome for all shareholders, as well as a positive outcome for employees and customers.

Abcam is expected to operate as a standalone operating company and brand within Danaher’s Life Sciences segment following transaction closing, adding to Danaher’s presence in the UK where it currently employs almost 5,500 people. Danaher is committed to keeping Abcam’s headquarters in the UK.

Important Notices

UK Takeover Code does not apply

Abcam is not a company subject to regulation under the City Code on Takeovers and Mergers (the “UK Takeover Code”), therefore no dealing disclosures are required to be made under Rule 8 of the UK Takeover Code by shareholders of Abcam or Danaher.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-

looking statements, including, without limitation, statements regarding the benefits of the Transaction and the publication, content and timing of the Scheme Circular, and expectations regarding operating structure following the Transaction are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: Danaher’s and Abcam’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Danaher and Abcam, including those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the U.S. Securities and Exchange Commission (“SEC”) and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which Abcam are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for the Company are available in the Investor Relations section of the Company’s website at https://corporate.abcam.com/investors/. The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this announcement.

The forward-looking statements made in this announcement are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Abcam on its website or otherwise. Abcam does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

Important Additional Information and Where to Find It

Abcam intends to furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K and mail or otherwise provide to its shareholders a circular containing information on the shareholder vote regarding the Transaction (the “Scheme Circular”). This announcement is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Abcam with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the scheme of arrangement to implement the Transaction in accordance with the requirements of the UK Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://corporate.abcam.com/investors/) or by writing to the Company, at 152 Grove Street, Building 1100 Waltham, MA 02453, United States of America.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The Transaction will be implemented solely pursuant to the Scheme, subject to the terms and conditions of the definitive transaction agreement, which contains the terms and conditions of the Transaction.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated in the UK by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Abcam and no one else in connection with the Transaction and Morgan Stanley, its affiliates and its respective officers, employees, agents, representatives and/or associates will not regard any other person as their client, nor will they be responsible to anyone other than Abcam for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Transaction or any matter or arrangement referred to herein.

Lazard & Co., Limited , which is authorised and regulated in the UK by the Financial Conduct Authority, and Lazard Freres & Co. LLC (together, “Lazard”) are acting exclusively as financial adviser to Abcam and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Abcam for providing any protections afforded to clients of Lazard nor for providing advice in relation to the matters set out in this announcement. Neither Lazard nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Contacts

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

Media enquiries

FTI Consulting

+44 (0)20-3727-1000

Abcam@fticonsulting.com